Exhibit 4.108
Date 8 March 2018
DRYSHIPS INC.
as Guarantor
- and -
ABN AMRO BANK N.V.
as Security Trustee

GUARANTEE

relating to a Loan Agreement
dated 8 March 2018

	INDEX
Clause		Page

1	INTERPRETATION	1

2	GUARANTEE	4

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR	5

4	EXPENSES	5

5	ADJUSTMENT OF TRANSACTIONS	5

6	PAYMENTS	6

7	INTEREST	6

8	SUBORDINATION	6

9	ENFORCEMENT	7

10	REPRESENTATIONS AND WARRANTIES	7

11	UNDERTAKINGS	10

12	CORPORATE UNDERTAKINGS	14

13	JUDGMENTS AND CURRENCY INDEMNITY	15

14	SET-OFF	15

15	SUPPLEMENTAL	16

16	ASSIGNMENT	17

17	NOTICES	17

18	INVALIDITY OF LOAN AGREEMENT	18

19	GOVERNING LAW AND JURISDICTION	18

EXECUTION PAGE		20

SCHEDULE 1 FORM OF COMPLIANCE CERTIFICATE		21

THIS GUARANTEE is made on 8 March 2018
BETWEEN
(1)
DRYSHIPS INC., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands (the "Guarantor"); and

(2)
ABN AMRO BANK N.V., a bank organised and existing under the laws of The Netherlands acting through its office at 93 Coolsingel, 3012 AE, Rotterdam, The Netherlands (the "Security Trustee", which expression includes its successors and assigns).

BACKGROUND
(A)
By a loan agreement dated 8 March 2018 and made between (i) Amathus Owning Company Limited ("Amathus") and Noufaro Owners Inc. ("Noufaro") as joint and several borrowers (together, the "Borrowers"), (ii) each of the banks listed in Schedule 1 thereto as lenders (together, the "Lenders"), (iii) each of the banks listed in Schedule 2 thereto as swap banks (together, the "Swap Banks"), (iv) the Arranger, (v) the Agent and (vi) the Security Trustee, it was agreed that the Lenders would make available to the Borrowers a facility of up to Thirty Million Dollars (US$30,000,000) for the purposes and upon the terms and conditions set out therein.

(B)
By a master agreement (on the 2002 ISDA) and the Schedule thereto each dated 8 March 2018 (together, the "Master Agreement") made between (i) the Borrowers and (ii) ABN AMRO Bank N.V. of Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands (in this capacity, the "Swap Bank"), the Swap Bank may enter into Designated Transactions with the Borrowers from time to time to hedge the Borrowers' exposure under the Loan Agreement to interest rate fluctuations.

(C)
By the Agency and Trust Deed dated 8 March 2018 and entered into pursuant to the Loan Agreement, it was agreed that the Security Trustee would hold the Trust Property on trust for the Lenders and the Swap Banks.

(D)
The execution and delivery to the Security Trustee of this Guarantee is one of the conditions precedent to the availability of the facility under the said Loan Agreement and the Swap Bank entering into Designated Transactions pursuant to the terms of the Master Agreement.

IT IS AGREED as follows:
1	INTERPRETATION
1.1	Defined expressions. Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.
1.2	Construction of certain terms. In this Guarantee:
"Accounting Information" means the annual audited financial statements and the quarterly unaudited financial statements for the Group to be provided to the Agent in accordance with Clause 11.6 (a) and (b) of the Loan Agreement and Clause 11.5 (a) and (b) of this Guarantee (as the context may require);

"bankruptcy" includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;
"Cash and Cash Equivalents" means, at any relevant time, the aggregate of:
(a)	cash in hand or on deposit with any bank; and
(b)	any other marketable instrument, security or investment approved by the Majority Lenders, which are free from any Security Interest and/or restnct1ons and to which a Group Member is beneficially entitled at that time and which are readily available to the Group Members of the Guarantor and capable of being applied against Financial Indebtedness, but also including any cash deposit which is blocked and/or otherwise restricted and/or subject to a Security Interest if the sole purpose of such deposit and/or restriction and/or Security Interest is the maintenance of a minimum liquidity covenant under borrowing arrangements of any Group Member, as demonstrated by the then most recent financial statements in respect of the Guarantor;
"Compliance Certificate" means a certificate referring to a Compliance Date in the form set out in Schedule 1 (or in any other form which the Agent approves), to be provided together with the financial statements provided in accordance with Clauses 11.5 and 12.4;
"Compliance Date" means 31 March, 30 June, 30 September and 31 December of each calendar year (or such other dates as the Agent may agree pursuant to Clause 12.4);
"Fair Market Value" means:
(a)	in relation to a Ship, the market value of that Ship determined from time to time in accordance with the provisions of Clause 15.3 of the Loan Agreement; and
(b)	in relation to the other Fleet Vessels, the market value of such other Fleet Vessels determined from time to time in accordance with the provisions of Clause 15.3 of the Loan Agreement;
"Financial Indebtedness" means, in relation to a person (the "debtor"), a liability of the debtor:
(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;
(b)	under any loan stock, bond, note or other security issued by the debtor;
(c)	under any acceptance credit, guarantee or letter of credit facility or dematerialised equivalent made available to the debtor;
(d)	under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;
(e)
under any foreign exchange transaction, any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)
under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within paragraphs (a) to (e) if the references to the debtor referred to the other person;

"Fleet Market Value" means, as of the date of calculation, the aggregate of:
(a)	the Fair Market Value of each of the Ships; and
(b)	the aggregate Fair Market Value of all other Fleet Vessels (other than the Ships), as most recently determined pursuant to valuations of such vessels;
"Fleet Vessels" means each Ship and any other vessel owned by any Group Member (but excluding vessels under construction);
"Group" means the Guarantor and its Subsidiaries for the time being and, for the purposes of Clauses 11.5 and 11.21, any other entity required to be treated as a Subsidiary in the Guarantor's consolidated financial statements in accordance with GAAP and/or any applicable law;
"Group Member" means the Borrowers and any other entity which is part of the Group;
"JUDD" means m.v. "JUDD" being a 2015 built 205,000 dwt newcastlemax bulk carrier registered in the ownership of Noufaro under the Malta flag with Official Number/IMO Number 9639476;
"Loan Agreement" means the loan agreement dated 8 March 2018 referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor's consent or otherwise;
"Master Agreement" means the master agreement and schedule thereto each dated 8 March 2018 referred to in Recital (B), including all Designated Transactions from time to time entered into and Confirmations from time to time exchanged thereunder, as the same may be amended, supplemented, novated or varied from time to time;
"Measurement Period" means each Financial Year of each of the Guarantor and the Borrowers and each financial quarter of each Financial Year of each of the Guarantor and the Borrowers for which financial statements are to be delivered to the Agent under Clause 11.5;
"Obligors" " means the parties to the Finance Documents (other than the Creditor Parties and any Time Charterer);
"Permitted Holders" means collectively:
(a)
the individual disclosed in writing by the Obligors to the Arranger and the Lenders on or before the date of the Loan Agreement as being the ultimate beneficial owner of (i) no less than 50% of the issued and outstanding voting share capital of the Guarantor and (ii) 100% of the issued and outstanding share capital and voting share capital of the Approved Manager;

(b)	his direct lineal descendants;
(c)	the personal estate of any of the above persons;
(d)	any trust, foundation or other similar entity created for the benefit of one or more of the above persons and their respective estates; and

(e)
any corporation or other legal entity beneficially owned (at least as to 100% of (i) its issued and outstanding share capital or (ii) its issued and outstanding voting share capital) and controlled by any of the above persons;

"RARAKA" means m.v. "RARAKA" being a 2012 built 76,100 dwt panamax bulk carrier registered in the ownership of Amathus under Malta flag with Official Number/IMO Number 9584504;
"Shareholder" means Drybulk Investments Inc., a corporation incorporated in the Marshall Islands, whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands and which holds all shares in each of the Borrowers;
"Ships" means each of "JUDD" and "RARAKA";
"Total Liabilities" means, at any time, the book value of the "Total Liabilities" of the Group as demonstrated by the then most recent financial statements in respect of the Group;
"Total Market Value Adjusted Assets" means, at any time and in relation to any Measurement Period, the aggregate of (a) the book value of the "Total Assets" of the Group (excluding Fleet Vessels) as demonstrated by the then most recent financial statements in respect of the Group and (b) the Fleet Market Value;
"Total Net Liabilities" means, at any time and in relation to any Measurement Period, Total Liabilities minus Cash and Cash Equivalents, each as demonstrated by the then most recent financial statements in respect of the Group; and
"Working Capital" means, at any time, the current assets less the current liabilities of the Group (each as shown in, and calculated in accordance with, the then most recent financial statements in respect of the Group, but not including the current portion of any long term debt, namely any liabilities which are payable more than six (6) months after the relevant date).
1.3	Application of construction and interpretation provisions of Loan Agreement. Clauses 1.2 to 1.5 of the Loan Agreement apply, with any necessary modifications, to this Guarantee.
1.4
Inconsistency between Loan Agreement provisions and this Guarantee. This Guarantee shall be read together with the Loan Agreement, but in case of any conflict between the Loan Agreement and this Guarantee, the provisions of the Loan Agreement shall prevail.

2	GUARANTEE
2.1	Guarantee and indemnity. The Guarantor unconditionally and irrevocably:
(a)	guarantees the due payment of all amounts payable by the Borrowers under or m connection with the Loan Agreement and every other Finance Document;
(b)	undertakes to pay to the Security Trustee, on the Security Trustee's first demand, any such amount which is not paid by the Borrowers when payable; and
(c)
fully indemnifies the Security Trustee and each other Creditor Party on the Security Trustee's first demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or any other Creditor Party as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party concerned would otherwise have been entitled to recover.
2.2	No limit on number of demands. The Security Trustee may serve more than one demand under Clause 2.1.
2.3
Release. The Security Trustee agrees that it shall release the Guarantor from its obligations under the Guarantee at the end of the Security Period or upon payment by the Borrowers of all moneys due under the Loan Agreement and the Finance Documents.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR
3.1
Principal and independent debtor. The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences. Without limiting the generality of Clause 3.1, the Guarantor shall neither be discharged by, nor have any claim against any Creditor Party in respect of:
(a)	any amendment or supplement being made to the Finance Documents (or any of them);
(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents (or any of them);
(c)	any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents (or any of them);
(d)
any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.
4	EXPENSES
4.1
Costs of preservation of rights, enforcement etc. The Guarantor shall pay to the Security Trustee on its first demand the amount of all expenses incurred by the Security Trustee and any other Creditor Party in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such Security Interest.

4.2
Fees and expenses payable under Loan Agreement. Clause 4.1 is without prejudice to the Guarantor's liabilities in respect of the Borrowers' obligations under clause 20 of the Loan Agreement (fees and expenses) and under similar provisions of other Finance Documents.

5	ADJUSTMENT OF TRANSACTIONS
5.1
Reinstatement of obligation to pay. The Guarantor shall pay to the Security Trustee on its first demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of any of the

Borrowers or of another Security Party (or similar person) on the ground that the Loan Agreement, or any other Finance Document, or a payment by any of the Borrowers or of another Security Party, was invalid or on any similar ground.
6	PAYMENTS
6.1	Method of payments. Any amount due under this Guarantee shall be paid:
(a)	in immediately available funds;
(b)	to such account as the Security Trustee may from time to time notify to the Guarantor;
(c)	without any form of set-off, cross-claim or condition; and
(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make (including, but not limited to, a FATCA Deduction).
6.2
Grossing-up for taxes. If the Guarantor is required by law to make a tax deduction, the amount due to the Security Trustee shall be increased by the amount necessary to ensure that the Security Trustee and (if the payment is not due to the Security Trustee for its own account) the Creditor Party beneficially interested in the payment receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

6.3	FATCA Withholding.
(a)
Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)
Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the Party to whom it is making the payment and, in addition, shall notify the Borrowers, the Agent and the other Creditor Parties.

7	INTEREST
7.1
Accrual of interest. Any amount due under this Guarantee shall carry interest after the date on which the Security Trustee demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement.

7.2	Calculation of interest. Interest under this Guarantee shall be calculated and accrue in the same way as interest under clauses 5 and 7 of the Loan Agreement.
7.3
Guarantee extends to interest payable under Loan Agreement and Master Agreement. For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement (including that payable under clause 7 of the Loan Agreement) and under the Master Agreement.

8	SUBORDINATION
8.1
Subordination of rights of Guarantor. All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against any of the Borrowers, any Security Party or their respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents; and in particular, the

Guarantor shall not until this Guarantee has been released in accordance with Clause 2.3 hereof:
(a)
claim, or in a bankruptcy of any of the Borrowers or any other Security Party prove for, any amount payable to the Guarantor by any of the Borrowers or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;
(c)	claim to set-off any such amount against any amount payable by the Guarantor to any of the Borrowers or any other Security Party; or
(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Creditor Party under a Finance Document.
9	ENFORCEMENT
9.1
No requirement to commence proceedings against Borrowers. Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement or any other Finance Document before claiming or commencing proceedings under this Guarantee, provided that before claiming or commencing proceedings under this Guarantee an Event of Default shall have occurred.

9.2	Conclusive evidence of certain matters. However, as against the Guarantor:
(a)	any judgment or order of a court in England, the Marshall Islands or any other Pertinent Jurisdiction in connection with the Loan Agreement or any of the other Finance Documents; and
(b)	any statement or admission of any of the Borrowers in connection with the Loan Agreement or any of the Finance Documents to which any of the Borrowers is a party, shall be binding and conclusive as to all matters of fact and law to which it relates.
9.3
Suspense account. The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of any of the Borrowers or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrowers' obligations under the Loan Agreement.

10	REPRESENTATIONS AND WARRANTIES
10.1	General. The Guarantor represents and warrants to the Security Trustee as follows.
10.2
Status. The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands with registration number 11911; neither the Guarantor nor any of the Borrowers nor any other Security Party is a FATCA FFI or a US Tax Obligor.

10.3
Share capital and ownership. The Guarantor has an authorised share capital of one billion (1,000,000,000) registered shares with a par value of one cent each ($0.01) and five hundred million (500,000,000) registered preferred shares with a par value of one cent ($0.01) each.

10.4	Corporate power. The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute this Guarantee and the other Finance Documents to which it is a party; and
(b)	to make all the payments contemplated by, and to comply with, this Guarantee and the other Finance Documents to which it is a party.
10.5	Consents in force. All the consents referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.
10.6
Legal validity; effective Security Interests. The Finance Documents to which the Guarantor is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration):

(a)	constitute the Guarantor's legal, valid and binding obligations enforceable against the Guarantor in accordance with their respective terms; and
(b)	create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate, subject to any relevant insolvency or bankruptcy or similar laws affecting creditors' rights generally.
10.7	No third party Security Interests. Without limiting the generality of Clause 10.6, at the time of the execution and delivery of each Finance Document to which the Guarantor is a party:
(a)	the Guarantor will have the right to create all the Security Interests which that Finance Document purports to create; and
(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8
No conflicts. The execution by the Guarantor of the Finance Documents to which it is a party and its compliance with the Finance Documents to which it is a party will not involve or lead to a contravention of:

(a)	any law or regulation; or
(b)	the constitutional documents of the Guarantor; or
(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.
10.9
No withholding taxes. All payments which the Guarantor is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default. To the knowledge of the Guarantor, no Event of Default or Potential Event of Default has occurred and is continuing.
10.11
Information. All information which has been provided in writing by or on behalf of the Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.2; all audited and unaudited financial statements which have been so provided satisfied the requirements of Clause 11.5; and there has been no Material Adverse Change in the financial position or state of affairs of the Guarantor or any of the Borrowers from that disclosed in the latest of those financial statements which constitutes a Material Adverse Effect.

10.12
No litigation. Other than as disclosed to the Security Trustee prior to the date of this Guarantee, no legal or arbitral or administrative action involving the Guarantor or any Obligor (other than the Approved Manager) (including action relating to any alleged or actual breach of the ISM Code or the ISPS Code) has been commenced or taken or (to the Guarantor's knowledge) is likely to be commenced or taken which, in either case and if determined adversely, would be likely to have a Material Adverse Effect.

10.13	Compliance with certain undertakings. At the date of this Guarantee, the Guarantor is in compliance with Clauses 11.2, 11.4, 11.8, 11.13 and 11.17.
10.14	Taxes paid. The Guarantor has paid all taxes applicable to, or imposed on or in relation to it and its business.
10.15	ISM Code and ISPS Code compliance. All requirements of the ISM Code and the ISPS Code as they relate to the Borrowers, the Guarantor and the Ships have been complied with.
10.16
No Immunity. Neither the Guarantor nor any of its assets is entitled to immunity on grounds of sovereignty or otherwise from any legal action or proceeding (including, without limitation, suit, attachment prior to judgement, execution or other enforcement).

10.17
Choice of law. The choice of the laws of England to govern the Finance Documents to which the Guarantor is a party constitutes a valid choice of law and does not contravene the laws of the Republic of the Marshall Islands and the laws of England will be applied by the Courts of the Republic of the Marshall Islands if the said Finance Documents or any claim thereunder comes under their jurisdiction upon proof of the relevant provisions of the laws of England.

10.18
No Money Laundering. In relation to the borrowing by the Borrowers of the Loan, the performance and discharge of their respective obligations and liabilities under the Finance Documents, and the transactions and other arrangements effected or contemplated by the Finance Documents to which the Guarantor is a party, the Guarantor confirms that the foregoing will not involve or lead to contravention of any law, official requirements or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities).

10.19
PATRIOT Act. To the extent applicable, the Guarantor is in compliance with (i) the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto and (ii) the PATRIOT Act. No part of the proceeds of the Loan will be used, directly or indirectly, for any payments to any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

10.20
Restricted Party. Neither the Guarantor nor any of its directors, officers, agents, employees or any person acting on its behalf, is a Restricted Party nor acts directly or indirectly on behalf of a Restricted Party.

10.21
Repetition of representations and warranties. The representations and warranties set out in this Clause 10 shall be repeated on the date of the Drawdown Notice, at the Drawdown Date, on the first day of each Interest Period and on the date of each Compliance Certificate.

10.22
Legal opinions. The representations made or to be made by the Guarantor under or pursuant to this Clause IO are and shall be construed as being made subject to the reservations or qualifications as to matters of law set forth in the legal opinions to be delivered to the Agent pursuant to Clause 9 of the Loan Agreement.

11	UNDERTAKINGS
11.1
General. The Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit.

11.2
Information provided to be accurate. All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Title; negative pledge and pari passu ranking. The Guarantor shall:
(a)	not, and shall procure that none of the Borrowers will, create or permit to arise any Security Interest over any asset present or future (except for Permitted Security Interests); and
(b)
procure that its liabilities under this Guarantee do and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.4
No other liabilities or obligations to be incurred. The Guarantor will not incur any liability or obligation except (i) liabilities and obligations under the Finance Documents to which it is a party; (ii) liabilities or obligations reasonably incurred in the ordinary course of its business, including incurring Financial Indebtedness and providing guarantees of the obligations of other vessel owning Group Members; and (iii) unsecured inter-group loans from the Shareholder or other Group Members, subject to the Shareholder or those other Group Members expressly and fully subordinating and assigning their rights to those of the Creditor Parties under the Finance Documents and executing such documents as may be required by the Agent to evidence such subordination and assignment.

11.5	Provision of financial statements. The Guarantor will send to the Lender:
(a)
as soon as possible, but in no event later than 180 days after the end of each Financial Year (commencing with the Financial Year ended 31 December 2017), the annual audited consolidated financial statements of the Group for that Financial Year;

(b)
as soon as possible, but in no event later than 90 days after the end of each three month period ending on 31 March, 30 June, 30 September and 31 December in each Financial Year (commencing with the three month period ending on 31 March 2018), the unaudited consolidated quarterly management prepared financial statements of the Group for that three month period, and certified as to their correctness by a director or officer of the Guarantor or by any other persons agreed in writing from time to time between the Guarantor and the Lender;

(c)	together with the Accounting Information referred to in paragraphs (a) and (b) above, a Compliance Certificate;
(d)
together with each set of annual financial statements and quarterly financial statements for the second quarter of each Financial Year, valuations of each Ship and each other Fleet Vessel, each determined and obtained in accordance with the provisions of Clause

15 of the Loan Agreement, to be delivered together with each Compliance Certificate; and
(e)	upon the Agent's demand, such further information about the financial condition, assets and operations of the Group and/or any Group Member as any Creditor Party may reasonably request.
11.6	Form of financial statements. All financial statements (audited and unaudited) delivered under Clause 11.5 will:
(a)	be prepared in accordance with all applicable laws and GAAP consistently applied;
(b)
include a profit and loss account, a balance sheet and a cash flow statement and shall (in the case of annual financial statements) be audited by the Auditors and without being subject to any qualification in such Auditor's opinion;

(c)
give a true and fair view of (in the case of annual financial statements) or fairly represent (in other cases) the financial condition (consolidated where applicable) and operations of the Group as at the date at which those financial statements were drawn up; and

(d)	fully disclose or provide for all significant liabilities of the Group.
11.7	Consents. The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:
(a)	for the Guarantor to perform its obligations under this Guarantee and the other Finance Documents to which it is a party;
(b)	for the validity or enforceability of this Guarantee and the other Finance Documents to which it is a party;
and the Guarantor will comply (or procure compliance, as the case may be) with the terms of all such consents.
11.8	Maintenance of Security Interests. The Guarantor will:
(a)	at its own cost, do all that is necessary to ensure that each Finance Document to which it is a party validly creates the obligations and the Security Interests which it purports to create; and
(b)
without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol each Finance Document to which it is a party with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of each Finance Document to which it is a party, give any notice or take any other step which may be or become necessary or desirable for each Finance Document to which it is a party to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.9
Notification of litigation. The Guarantor will provide the Security Trustee with details of any legal, arbitral or administrative proceedings involving the Guarantor or any other Obligor (other than the Approved Manager) or Group Member as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, provided that such proceedings (if adversely determined) might have a Material Adverse Effect or which would involve a liability (or a potential or alleged liability) exceeding $7,000,000 (or its equivalent in other currencies).

11.10
Confirmation of no default. The Guarantor will, within 2 Business Days after service by the Agent of a written request, serve on the Agent a notice which is signed by a director or officer of the Guarantor and which:

(a)	states that no Event of Default or Potential Event of Default has occurred; or
(b)	states that no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.
11.11	Notification of default. The Guarantor will notify the Agent as soon as the Guarantor becomes aware of:
(a)	the occurrence of an Event of Default or a Potential Event of Default; or
(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred, and will thereafter keep the Agent fully up-to-date with all developments.
11.12
Maintenance of status; principal place of business. The Guarantor will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands; the Guarantor will not establish, or do anything as a result of which it would be deemed to have, a place of business in any other country.

11.13	Provision of further information. The Guarantor will, as soon as practicable after receiving the request, provide the Agent with any additional financial or other information relating to:
(a)	any of the Borrowers, the Ships, the Insurances or the Earnings; or
(b)	any other matter relevant to, or to any provision of, a Finance Document (including, but not limited to, details of any claim, action, suit, proceeding or investigation with respect to Sanctions), which may be requested by the Agent, the Security Trustee, any Lender or any Swap Bank at any time.
11.14
Change of Control. The Guarantor shall ensure that, without the prior written consent of the Lenders, there is no Change of Control in any of the Borrowers or the Guarantor or the Shareholder (other than as may be permitted pursuant to the terms of the Loan Agreement).

11.15
No change of business. The Guarantor will not, and shall procure that none of its Subsidiaries will, make any substantial change to the nature of its business from that existing at the date of this Guarantee.

11.16	Sanctions.
(a)	Each Obligor shall (and the Guarantor shall procure that each member of the Group will) comply with all Sanctions.
(b)
No Obligor shall (and the Guarantor shall procure that no member of the Group will) become a Restricted Party or act on behalf of, or as an agent of, a Restricted Party, to the extent this would lead to non-compliance by it or any other Party with any applicable Sanctions.

(c)
No Obligor shall (and the Guarantor shall procure that no member of the Group will) use, lend, contribute or otherwise make available the proceeds of the Loan or other transaction contemplated by this Agreement directly or indirectly for the purpose of financing any trade, business or other activities with any Restricted Party, to the extent, in each case, such use, lending, contributing or otherwise making available the proceeds would lead to non-compliance by it or any other Party with any applicable Sanctions.

(d)
No Obligor shall (and the Guarantor shall procure that no member of the Group will) use any revenue or benefit derived from any activity or dealing with a Restricted Party in discharging any obligation due or owing to the Creditor Parties to the extent such use would lead to non-compliance by it or any other Party with any applicable Sanctions.

(e)
Each Obligor shall (and the Guarantor shall procure that each member of the Group will) procure that no proceeds from any activity or dealing with a Restricted Party are credited to any bank account held with any Creditor Party or any Affiliate of a Creditor Party, to the extent crediting such bank account would lead to non-compliance by it, any Creditor Party or any Affiliate of a Creditor Party with any applicable Sanctions.

(f)
Each Obligor shall (and the Guarantor shall procure that each member of the Group will) to the extent permitted by law and promptly upon becoming aware of them, supply to the Agent details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority.

11.17
Material Adverse Change. The Guarantor undertakes to ensure, or procure, that there shall be no Material Adverse Change in its financial position, state of affairs or prospects in the light of which the Agent reasonably considers that there is a significant risk that the Guarantor is, or will later become, unable to discharge its liabilities under the Finance Documents to which it is a party as they fall due.

11.18
Compliance with laws. The Guarantor shall (and shall procure that each Obligor and each member of the Group will) comply in all respects with all laws and regulations to which it may be subject including without limitation (i) the Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or executive order thereto) and (ii) the PATRIOT Act.

11.19
Provision of customer information. The Guarantor will produce such documents and evidence as the Lenders shall from time to time require, based on applicable laws and regulations from time to time and the Lenders' own internal guidelines from time to time, relating to the Lenders' knowledge of its customers ("KYC") including (without limitation) obtaining, verifying and recording certain information and documentation that will allow the Agent and each of the Lenders to identify the Guarantor and each other Obligor in accordance with the requirements of the PATRIOT Act.

11.21	Financial covenants. The Guarantor shall ensure that on each date for the provision of financial statements under Clauses 11.S(a) and (b):
(a)
Consolidated leverage ratio: the ratio of (i) Total Net Liabilities to (ii) Total Market Value Adjusted Assets minus Cash and Cash Equivalents shall, at all times during and in respect of each Measurement Period, be lower than 0.50:1.00;

(b)	Minimum liquidity: at all times the Cash and Cash Equivalents of the Guarantor (on a consolidated basis) shall be not less than $15,000,000;
(c)	Working Capital: at all times during and in respect of each Measurement Period, the Working Capital shall be higher than zero (O); and

(d)	Market Adjusted Net Worth: Total Market Value Adjusted Assets minus Total Liabilities to be equal or more than $150,000,000 at all times.
11.22
Most favoured nation. In the event that and each time that the Guarantor agrees to, or grants, or agrees to grant, any financial covenants to, for the benefit of, or in favour of, any lender or creditor of any indebtedness of the Guarantor (the "more favourable rights"), which are in any respect more favourable to such lender or creditor than the provisions of Clause 11.21 relating to the financial condition of the Guarantor (the "Financial Condition Provisions") are for the Creditor Parties, the Guarantor undertakes and agrees with the Creditor Parties:

(a)	to notify the Agent within five days after the granting of or any agreement to grant (as the case may be) such more favourable rights;
(b)
without prejudice to paragraph (c) below, within thirty (30) days after the date when such more favourable rights have been agreed or granted, to agree to, provide and grant, such more favourable rights also in favour of the Agent under or in connection with this Agreement, by entering into such documentation as the Agent shall reasonably require, immediately after the Creditor Parties' request to the Guarantor; and

(c)
notwithstanding paragraph (b) above, that any such more favourable rights shall in any event apply to this Agreement automatically from the time they are granted to the other lenders or creditors, and irrespective of whether the Guarantor has complied with its obligations under the Financial Condition Provisions, except if the Agent at any time advises the Guarantor that such or certain of such more favourable rights will not so apply and always without prejudice to the terms and conditions of this Agreement and the other Finance Documents.

11.23
Financial presentations. If required by the Agent, once in every Financial Year (or more frequently if requested to do so by the Agent, if the Agent reasonably suspects an Event of Default is continuing or may have occurred or may occur), the Guarantor shall procure that a representative of the Guarantor gives a presentation to the Creditor Parties about the on-going business and financial performance of the Group and any other matter which a Creditor Party may reasonably request.

11.24
Provision of copies and translation of documents. The Guarantor will supply the Agent with a sufficient number of copies of the documents referred to above to provide one (1) copy for each Creditor Party; and if the Agent, so requires in respect of any of those documents, the Guarantor will provide a certified English translation prepared by a translator approved by the Agent.

12	CORPORATE UNDERTAKINGS
12.1
General. The Guarantor also undertakes with the Security Trustee to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

12.2	Negative undertakings. The Guarantor will not, without the prior written consent of the Lenders such consent not to be unreasonably withheld:
(a)	provide any form of credit or financial assistance to:
(i)	a person who is directly or indirectly interested in the Guarantor's share or loan capital; or
(ii)	any company in or with which such a person is directly interested or connected, or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to the Guarantor than those which it could obtain in a bargain made at arms' length; or
(b)	enter into any form of amalgamation, merger or de-merger or any form or reconstruction or reorganisation, or change its name.
12.3	Dividend payment. The Guarantor may, so long as no Event of Default or Potential Event of Default has occurred or would result therefrom, pay dividends or make any other form of distribution.
12.4
Compliance Check. On each Compliance Date, compliance with the undertakings contained in Clause 11.21 of this Guarantee and in clauses 11.6, 12.5 and 15.1 of the Loan Agreement shall be determined by reference to the Accounting Information for the first three quarterly periods in each Financial Year of the Guarantor and the Borrowers (commencing with the three month period ending on 31 March 2018) and for the twelve month period in each Financial Year of the Guarantor and the Borrowers (commencing with the twelve month period ending on 31 December 2017) delivered to the Agent pursuant to this Guarantee and the Loan Agreement. At the same time as it delivers that Accounting Information, the Guarantor and each Borrower shall deliver to the Agent a Compliance Certificate signed by the chief financial officer of the Guarantor and by a director of each Borrower or by any other persons agreed in writing from time to time between the Guarantor and the Agent, together with (i) the relevant valuation certificates for the Ships (prepared in accordance with clause 15.3 of the Loan Agreement) and (ii) the relevant valuation certificates for the other Fleet Vessels (prepared in accordance with Clause 15.3 of the Loan Agreement), setting out (in reasonable detail) computations as to compliance with Clause 11.21 of this Guarantee and clauses 11.6, 12.5 and 15.1 of the Loan Agreement and including any supporting schedules or other information and evidence as the Agent may require. If, prior to the delivery of a Compliance Certificate, the Guarantor becomes aware that such undertakings will not be complied with, the Guarantor shall immediately notify the Agent thereof.

12.5	Application of FATCA
(a)	The Guarantor shall not become (and shall procure that no Obligor shall become) a FATCA FFI or a US Tax Obligor, without the prior written consent of the Lenders.
(b)
If so directed by the Agent (acting on the instructions of the Majority Lenders), the Guarantor shall procure that any Borrower or any other Obligor that does become a FATCA FFI or US Tax Obligor shall resign from its position as a Borrower or Obligor prior to the earliest FATCA Application Date relating to any payment by that Obligor (or any payment by the Agent which relates to a payment by that Borrower or that Obligor).

13	JUDGMENTS AND CURRENCY INDEMNITY
13.1
Judgments relating to Loan Agreement and Finance Documents. This Guarantee shall cover any amount payable by the Borrowers under or in connection with any judgment relating to the Loan Agreement and any other Finance Document.

13.2	Currency indemnity. In addition, Clause 21.4 (currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.
14	SET-OFF
14.1	Application of credit balances. Each Creditor Party may, following an Event of Default and without prior notice:

(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Guarantor to that Creditor Party under any of the Finance Documents to which the Guarantor is a party; and

(b)	for that purpose:
(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;
(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars;
(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.
14.2
Existing rights unaffected. No Creditor Party shall be obliged to exercise any of its rights under Clause 14.1; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

14.3
Sums deemed due to a Lender. For the purposes of this Clause 14, a sum payable by the Guarantor to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender's proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to that Lender.

15	SUPPLEMENTAL
15.1	Continuing guarantee. This Guarantee shall remain in force as a continuing security at all times during the Security Period.
15.2
Rights cumulative, non-exclusive. The Security Trustee's rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

15.3
No impairment of rights under Guarantee. If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.

15.4
Severability of provisions. If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

15.5
Guarantee not affected by other security. This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with the Loan Agreement or any other Finance Document.

15.6
Guarantor bound by Finance Documents. The Guarantor agrees with the Security Trustee to be bound by all the provisions of each Finance Document which are applicable to the Security Parties in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.

15.7
Applicability of provisions of Guarantee to other Security Interests. Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 18 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 18.
15.8
Applicability of provisions of Guarantee to other rights. Clauses 3 and 18 shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 18), being an agreement referring to this Guarantee.

15.9	Authority of Security Trustee to sign Transfer Certificates. The Guarantor irrevocably authorises the Security Trustee to sign Transfer Certificates on its behalf.
15.10	Third party rights. A person who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.
15.11
Guarantor's approval of Loan Agreement and Master Agreement. The Guarantor has read the Loan Agreement and the Master Agreement and understands and approves all the terms and conditions of the Loan Agreement and the Master Agreement.

16	ASSIGNMENT
16.1	Assignment by Security Trustee. The Security Trustee may assign its rights under and in connection with this Guarantee to the same extent as it may assign its rights under the Loan Agreement.
17	NOTICES
17.1	Notices to Guarantor. Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:
c/o TMS Bulkers Ltd.
11 Fragkoklissias Street,
151 24 Marousi
Greece
Email: finance@tms-management.org
Attn: Mr. Dimitris Glynos
or to such other address which the Guarantor may notify to the Agent.
17.2
Application of certain provisions of Loan Agreement. Clauses 28.3, 28.4, 28.6, 28.7, 28.8, 28.9 and 28.10 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.

17.3	Validity of demands. A demand under this Guarantee shall be valid notwithstanding that it is served:
(a)	on the date on which the amount to which it relates is payable by the Borrowers under the Loan Agreement;
(b)	at the same time as the service of a notice under clause 19.2 (events of default) of the Loan Agreement, and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement without specifying a particular sum or aggregate sum.

17.4
Notices to Security Trustee. Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.

18	INVALIDITY OF LOAN AGREEMENT
18.1	Invalidity of Loan Agreement. In the event of:
(a)
the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy of any of the Borrowers, the introduction of any law or any other matter resulting in any of the Borrowers being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue);

this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or that Borrower had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and that Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Borrowers under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.
18.2	Invalidity of Finance Documents. Clause 18.1 also applies to each of the other Finance Documents to which any of the Borrowers is a party.
19	GOVERNING LAW AND JURISDICTION
19.1	English law. This Guarantee, and any non-contractual obligations arising out of or in connection with it, shall be governed by, and construed in accordance with, English law.
19.2	Exclusive English jurisdiction. Subject to Clause 19.3, the courts of England shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee.
19.3	Choice of forum for the exclusive benefit of the Security Trustee. Clause 19.2 is for the exclusive benefit of the Security Trustee, which reserves the rights:
(a)
to commence proceedings in relation to any matter which arises out of or in connection with this Guarantee in the courts of any country other than England and which have or claim jurisdiction to that matter; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.
The Guarantor shall not commence any proceedings in any country other than England in relation to a matter which arises out of or in connection with this Guarantee.
19.4
Process agent. The Guarantor irrevocably appoints Ince Process Agents Ltd. at its office for the time being, presently at Aldgate Tower, 2 Leman Street, London El 8QN, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with this Guarantee.

19.5
Creditor Parties' rights unaffected. Nothing in this Clause 19 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

19.6	Meaning of "proceedings". In this Clause 19, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.
THIS GUARANTEE has been entered into on the date stated at the beginning of this Guarantee.

EXECUTION PAGE
GUARANTOR

EXECUTED AS A DEED	)
by DRYSHIPS INC.	)
acting by Savvas Tournis	)	/s/ Savvas Tournis
expressly authorised in accordance with	)
the laws of the Marshall Islands	)
by virtue of a power of attorney granted	)
by DRYSHIPS INC.	)
on 6 March 2018)
such execution being witnessed by:	)
Anastasia G. Pavli		/s/ Anastasia G. Pavli
Attorney-at-Law 52 Ag. Konstantinou Street-151 24 Marousi Athens, Greece Tel.: +30 210 6140580

Signature of witness

SECURITY TRUSTEE

EXECUTED AS A DEED	)
by ABN AMRO BANK N.V.	)
acting by Stelios Andreiotis	)	/s/ Stelios Andreiotis
expressly authorised in accordance with	)
the laws of The Netherlands	)
by virtue of a power of attorney granted	)
by ABN AMRO BANK N.V.	)
on 6 March 2018)
such execution being witnessed by:	)
Anastasia G. Pavli		/s/ Anastasia G. Pavli
Attorney-at-Law 52 Ag. Konstantinou Street-151 24 Marousi Athens, Greece Tel.: +30 210 6140580

Signature of witness

SCHEDULE 1
FORM OF COMPLIANCE CERTIFICATE
To:	ABN AMRO BANK N.V 93 Coolsingel 3012 AE, Rotterdam The Netherlands

Attn:	Global Transportation and Logistics

2018
Dear Sirs
Loan Agreement dated                                     2018 (the "Loan Agreement") made between (i) Amathus Owning Company Limited and Noufaro Owners Inc. as joint and several Borrowers, (ii) the Lenders and the Swap Banks referred to therein and (iii) ABN AMRO Bank N.V. as Arranger, Agent and Security Trustee in connection with a loan facility of up to $30,000,000.
Guarantee dated                                         2018 (the "Guarantee") made between DryShips Inc. as Guarantor and the Security Trustee.
Terms defined in the Loan Agreement and the Guarantee have their defined meanings when used in this Compliance Certificate.
We enclose with this certificate a copy of the [quarterly unaudited consolidated management prepared financial statements of the Group for the 3 month period ending on [  ]/[the annual audited consolidated financial statements of the Obligors for the financial year ending on [  ]]. The financial statements (i) have been prepared in accordance with all applicable laws and GAAP consistently applied, (ii) give a true and fair view of the state of affairs of the Obligors at the date of the financial statements and of their respective profit for the period to which the financial statements relate and (iii) fully disclose or provide for all significant liabilities of the Group.
We also enclose copies of (i) the relevant valuation certificates for the Ships (prepared in accordance with Clause 15.3 of the Loan Agreement) and (ii) the relevant valuation certificates for the other Fleet Vessels (prepared in accordance with Clause 15.3 of the Loan Agreement), which are used in calculating the Total Market Value Adjusted Assets of the Guarantor and the Fair Market Value of the Ships and the other Fleet Vessels as at [                   ].
Each of the Borrowers and the Guarantor represents that no Event of Default has occurred as at the date of this certificate [(except for the following matter or event [set out all material details of matter or event]).]
We now certify that, as at [                       ]:
(a)	the asset cover ratio under Clause 15.1 of the Loan Agreement is [ ]%;
(b)
a minimum daily cash balance of $500,000 was maintained on each Operating Account (free of any Security Interest other than the Accounts Pledges) throughout the [3] [12] months ending as at the date to which the enclosed accounts are prepared;

(c)	the Consolidated Leverage Ratio under clause 11.21 (a) of the Guarantee is [ ];

(d)	the minimum liquidity under clause 11.21 (b) of the Guarantee is $[ ];
(e)	the Working Capital under clause 11.21 (c) of the Guarantee is $[ ]; and
(f)	The Market Adjusted Net Worth under clause 11.21 (d) of the Guarantee is $[ ].
We hereby repeat the representations and warranties set out in Clause 10 of the Loan Agreement and Clause 10 of the Guarantee, and confirm that they remain true and correct by reference to the facts and circumstances existing on the date of this Compliance Certificate.
This certificate shall be governed by, and construed in accordance with, English law.
Signed

[ ]
for and on behalf of
Amathus Owning Company Limited
Noufaro Owners Inc.

[ ]
for and on behalf of
DryShips Inc.